Ark Therapeutics

Ark Therapeutics Group Plc
79 New Cavendish Street
London W1W 6XB
Tel: +44 (0)20 7388 7722
Fax: +44 (0)20 7388 7805
www.arktherapeutics.com

5 September 2005

BY COURIER
US Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Washington DC 20549
USA

Ark Therapeutics Group plc, Rule 12g3-2(b) Exemption, File No. 82-34804

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Ark Therapeutics Group plc, Rule 12g3-2(b) File No. 82-34804, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

Sincerely,

N J C Plummer

Nick Plummer
General Counsel & Company Secretary
Ark Therapeutics Group plc

dlw 9/12

ARK THERAPEUTICS GROUP PLC

FILE NO: 82-34804

1.	**DOCUMENTS FILED WITH THE UKLA OR THE LSE (AND MADE PUBLIC THEREBY) SINCE AUGUST 5, 2005**
1.1	**Miscellaneous Notifications filed with The London Stock Exchange**
1.1.1	Announcement dated August 5, 2005 regarding Research Update
1.1.2	Announcement dated August 24, 2005 regarding Holding(s) in Company
1.1.3	Announcement dated August 31, 2005 regarding Interim Results
1.1.4	Interim Report 2005 – August 31, 2005
2.	**PRESS RELEASES SINCE AUGUST 5, 2005**
2.1	Press release dated August 5, 2005 regarding Research Update (see 1.1.1 above)
2.2	Press release dated August 31, 2005 regarding Interim Results (see 1.1.3 above)

Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Research Update
Released	07:00 05-Aug-05
Number	7578P

Ark makes breakthrough in targeted gene therapy delivery

Avoids harmful consequences of therapeutic gene being inserted in wrong place

5 August 2005: Ark Therapeutics Group plc ("Ark"), announces today that its scientists in Finland have discovered a novel gene therapy delivery technology which selectively inserts DNA into the specific therapeutic site in the genome (targeted integration). This technology is the subject of an Ark PCT filing.

The existing generation of integrating vectors in clinical trials, based mostly on retroviral, adeno-associated virus and lentiviral technologies, are not site-specific and carry the risk of a random gene insertion into an undesired and potentially harmful position on the chromosomes. The risks associated with non-specific integrating vectors became apparent in the X-linked severe combined immune deficiency disease (X-SCID) gene therapy trial, in 2002. The trial used a retrovirus, which was found to have inserted next to the leukaemia inducing oncogene, as a vector. Although the treatment was beneficial, three out of eleven patients treated in the study developed a leukaemia-like disease as a result of undesired random insertion. Ark's novel technology could herald a breakthrough in molecular medicine because it removes the potentially harmful consequences of a beneficial therapeutic gene being inserted into the wrong place, and could thus greatly improve the predictability and safety of gene therapy.

The technology is based on a fusion protein that catalyses the targeted integration of the treatment gene into a benign site on the human chromosomes. The process whereby the DNA carrying vector inserts the treatment gene in the chromosome is achieved by a specific DNA-binding nuclease-integrase fusion protein. The fusion protein breaks the DNA chain specifically in the benign locus of 28s ribosomal RNA gene (28s rDNA) and inserts the therapeutic gene at this site. Controlling the site where the insertion occurs has been so far very difficult, even with hybrid vectors or designed zinc finger proteins. Ark's novel vector technology removes the risk of such potentially harmful random insertions by this molecular chromosome locus targeting approach.

Commenting on this discovery, Professor Seppo Ylä-Herttuala, Consultant Director of Molecular Medicine in Finland, said: "This is potentially a highly significant step forward in gene therapy, enabling us to deliver therapeutic DNA precisely in a way that it will provide the medical benefit. Gene therapy has always offered the possibility of great therapeutic benefit but has been hampered by the difficulty of inserting the beneficial gene in the right place. Whilst we have further work to do, the ability potentially to overcome this problem is a vital breakthrough, improving the overall efficiency and safety in an area of medicine that we expect to become increasingly important in the near future."

For further information, please contact:

Ark Therapeutics Group plc Dr Nigel Parker, CEO	020 7388 7722
Professor Seppo Ylä-Herttuala, Cons. Director of Molecular Medicine	00 358 17 162075
Financial Dynamics David Yates / Lucy Briggs	020 7831 3113

Notes to editors

Ark Therapeutics Group plc

Ark is a specialist healthcare group (the "Group"), addressing high value areas of clear unmet medical need. With one marketed product, Kerraboot®, and three further lead products in late stage clinical development: Vitor™, Cerepro™ and Trinam®, the Group is transitioning from an R&D focused company to a commercial, revenue generating business. Capitalising on over ten years of research in vascular biology and gene-based medicine, Ark has a broad product portfolio targeted at specific unmet clinical needs within vascular disease, wound care and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant revenues. Cerepro™ is on track to becoming one of the world's first commercially available gene-based medicines.

Ark's products are sourced from related but largely non-dependent technologies within the Group and have been selected to enable them to be taken through development within the Company's own means and to benefit from Orphan Drug Status and/or Fast Track Designation, as appropriate. This strategy has allowed the Group to retain greater value and greater control of clinical development timelines, and to mitigate the risks of dependency on any one particular programme or development partner. Ark has secured patents or has patent applications pending for all its lead products in principal pharmaceutical markets.

This announcement includes "forward-looking statements" which include all statements other than statements of historical facts, including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services), and any statements preceded by, followed by or that include forward-looking terminology such as the words "targets", "believes", "estimates", "expects", "aims", "intends", "will", "can", "may", "anticipates", "would", "should", "could" or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Group's control that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. Among the important factors that could cause the Group's actual results, performance or achievements to differ materially from those in forward-looking statements include those relating to Ark's funding requirements, regulatory approvals, clinical trials, reliance on third parties, intellectual property, key personnel and other factors. These forward-looking statements speak only as at the date of this announcement. The Group expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. As a result of these factors, prospective investors are cautioned not to rely on any forward-looking statement.

END

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Regulatory Announcement

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Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Holding(s) in Company
Released	17:56 24-Aug-05
Number	4635Q

RNS Number:4635Q
Ark Therapeutics Group PLC
24 August 2005

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

ARK THERAPEUTICS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

TVM IV GMBH AND CO. KG

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest

AS IN PARAGRAPH 2 ABOVE

4) Name of registered holder

STATE STREET NOMINEES LIMITED 3BD2 ACCT

5) Number of shares acquired.

N/A

6) Percentage of issued Class

N/A

7) Number of shares disposed

725,000

8) Percentage of issued Class

0.57%

9) Class of security

ORDINARY SHARES

10) Date of transaction

8 AUGUST 2005

11) Date company informed

23 AUGUST 2005

12) Total holding following this notification

5,694,000

13) Total percentage holding of issued class following this notification

4.47%

14) Name of contact and telephone number for queries

NICK PLUMMER - +44 (0)207 388 7722

15) Name of company official responsible for making this notification

NICK PLUMMER - COMPANY SECRETARY

16) Date of Notification

24 AUGUST 2005

END

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Regulatory Announcement

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Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Interim Results
Released	07:00 31-Aug-05
Number	6268Q

Ark Therapeutics Group plc

Interim Results for the First Half of 2005

CONTINUING GOOD PROGRESS

London, UK, 31 August 2005 – Ark Therapeutics Group plc today announces its results for the six months ended 30 June 2005.

PERIOD HIGHLIGHTS

- Patent granted in Europe for Trinam®
- Marketing approval process commenced for brain cancer drug, Cerepro™, with EMEA in Europe for consideration under exceptional circumstances route
- Kerraboot® demand continues to strengthen and international licensing discussions progress, with agreements signed for Ireland and South Korea
- Cancer cachexia drug, Vitor™, completed enrolment of pivotal Phase III study with results due later this year
- Licence with Boehringer Ingelheim announced in April over Ark's IP in the renin-angiotensin area
- Cash and money market deposits of £40.5 million at 30 June 2005
- Strengthened international patent position for lead and follow-on products

POST PERIOD HIGHLIGHTS

- In July, Trinam® Phase II low dose stage completed and abstract of initial data judged to be of "exceptional merit" for presentation at American College of Surgeons meeting in October
- New vector discovery announced in August, heralding potential breakthrough in targeted gene-based medicines

Dr Nigel Parker, CEO of Ark, commented:

"Our track record of performing against the milestones we set ourselves at the time of the IPO has been very satisfactory and the resultant newsflow well received. We remain focused on transforming the Company into a commercially driven specialist healthcare business and expect further strong progress during the remainder of the year."

For further information:

Ark Therapeutics Group plc Dr Nigel Parker, CEO Martyn Williams, CFO	Tel: + 44 (0)20 7388 7722
Financial Dynamics David Yates Lucy Briggs	Tel: +44 (0)20 7831 3113

Notes to Editors

Ark Therapeutics Group plc

82-34804

Ark is an emerging healthcare group (the "Group") with one product introduced into hospitals and three further lead products in late stage clinical development. Capitalising on over ten years of research in vascular biology and gene-based medicine, Ark has a balanced portfolio of proprietary healthcare products targeted at specific unmet clinical needs within vascular disease and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant revenues.

Ark's products are sourced from related but largely non-dependent technologies within the Group and have been selected to enable Ark to take each product through development and to benefit from Orphan Drug Status and/or Fast Track Designation, as appropriate. The Group generally retains ownership of its product candidates throughout clinical development. Ark has secured patents or has patent applications pending for all its lead products in principal pharmaceutical markets and retains the right to market its lead products in the key North American and European markets.

Ark has its origins in businesses established in the mid-1990s by Professor John Martin and Dr Stephen Barker of University College London and Professor Seppo Ylä-Herttuala of the AI Virtanen Institute at the University of Kuopio, Finland, all of whom play leading roles in the Company's research and development programmes.

This announcement includes "forward-looking statements" which include all statements other than statements of historical facts, including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services), and any statements preceded by, followed by or that include forward-looking terminology such as the words "targets", "believes", "estimates", "expects", "aims", "intends", "will", "can", "may", "anticipates", "would", "should", "could" or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Group's control that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. Among the important factors that could cause the Group's actual results, performance or achievements to differ materially from those in forward-looking statements include those relating to Ark's funding requirements, regulatory approvals, clinical trials, reliance on third parties, intellectual property, key personnel and other factors. These forward-looking statements speak only as at the date of this announcement. The Group expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. As a result of these factors, prospective investors are cautioned not to rely on any forward-looking statement.

Chairman's and Chief Executive's statement

Continuing progress

We are pleased to report that progress in the first half of 2005 has once again been very encouraging, with the momentum built up during 2004 continuing. We have made significant advances with all products in our clinical and research portfolio and our track record of performing against the milestones we set ourselves for the period has been very satisfactory. We remain focused on transforming the Company into a commercially driven specialist healthcare business.

Pipeline review

Cerepro™

At the beginning of the year we started the process of filing at the EMEA for approval of Cerepro™ as an Orphan Medicinal Product for consideration under the exceptional circumstances route. Shortly afterwards, we announced further progress with the appointment in April of the two Rapporteur countries by the EMEA. The submission validation process has commenced and we are pleased with the way discussions are progressing with the Agency and with the responses to date from the Rapporteurs. As part of the validation dialogue, we have now agreed to bring commercial product 'fill' in-house, rather than implement our previous plan of using a certified contractor. This will make logical improvements to production run logistics and optimise the Company's ability to control product quality. Work on this is now well advanced at our Finnish facility and we have been given notice by the Finnish authorities (as agents of the EMEA) that they will inspect the additional fill line capability around the end of September. Furthermore, during the period we have introduced a further QC process to comply with new European manufacturing legislation.

Trial logistics for the main corroborative study are virtually complete and we plan to commence enrolment concurrently with the completion of the manufacturing validation processes and batch acceptance later this year. This will ensure that the trial product is compliant with any changes to final product manufacturing specifications which might arise during completion of the validation process.

In summary, we are very pleased with the way Cerepro™ is progressing and, whilst the timing of certain milestone achievements is now partly dependent on the respective Medical Control Agencies, we expect to provide a further regulatory and trial progress report later in the year.

UK prescriptions written for Kerraboot® have continued to rise steadily throughout the first six months of this year and we have consistently increased our market share quarter on quarter. Representatives report continuing clinical success in the field and in the second quarter we commenced the process of shaping our sales force to optimise performance.

Production of two new line extensions of the product requested by customers – a super absorbent, non-transparent form and an extra large version - commenced during the period and they are expected to be launched shortly. In parallel with this progress, we announced two Kerraboot® out-licensing deals in the period, BellPharma Ltd for Ireland and BL&H Co Ltd for South Korea. Both were executed on favourable commercial terms consistent with the Company's objectives.

Other licensing arrangements are being discussed and we remain very enthusiastic about the potential for Kerraboot® worldwide.

Vitor™

Progress with Vitor™, our product for cachexia (muscle wasting) in cancer, continued, notably with completion of enrolment into the Phase III study. There continue to be no safety issues of concern reported by the Data Safety Monitoring Board and we were particularly pleased to have the European regulatory approval route through the new decentralised process clarified by the UK Medicines and Healthcare Products Regulatory Agency. We look forward to seeing the results of this pivotal study later this year.

Trinam®

The period started well for Trinam® with the grant by the European Patent Office of a patent giving protection in member states until 2017. Recruitment into the Phase II study gathered pace as we had hoped and we completed the low dose arm in July. Immediately post period we announced both that the FDA had accepted the six patients as sufficient for the low dose stage and also the DSMB's approval for us to move to the higher (expected therapeutic) dose arm. Trinam® has started to receive the recognition the Company believes this novel and exciting programme warrants. In July the American College of Surgeons accepted the pre-clinical study, the Phase I study and the Phase II study initial data for presentation at their October meeting in San Francisco. The abstract for the latter was judged to be one of twelve papers out of the 309 originally submitted as having "exceptional merit", confirming the overall quality of the science and clinical significance of this programme.

EG005

During the period we reported preliminary results from the Phase II study of EG005 for HIV-associated lipodystrophy. This was a blinded, placebo controlled 'first time to man' study in 50 patients. Four aspects of the patients' disease including the physician's overall assessment of lipodystrophy were showing encouraging trends. However, whilst these trends were in the product's favour in the three month stage, we do not intend to make further decisions on the product's future development until the results of the one year extension phase have been analysed and this is expected early 2006. At the close of the first stage 72% of patients elected to continue on active treatment for the one year extension study.

EG010

We have now obtained the necessary stability and calibration data to complete CE-marking for this novel cardiovascular risk test. Of note we report that the results of the final tests with independently sourced blood samples to produce the final data for CE-marking were consistent with the results previously obtained in the Company's clinical work. The CE-marking package is nearing completion and we believe CE-marking is imminent.

Pre-clinical pipeline

Progress with our pre-clinical pipeline has continued, with developments within both our *in vivo* and *in vitro* proof of principle models for Scavidin® and baculovirus vector technologies. We recently released news on the exciting discovery of the technology for a targeted integrating vector which may herald a breakthrough in the gene medicine area. Additionally, we have innovated two further device products for use by hospital specialists, on which we expect to report in more detail later in the year. We have continued to exploit our unique and highly effective business model of integrating industry with academia. We remain firmly of the view that this is a cost effective solution to the challenge of sourcing innovation.

Manufacturing and new facilities

The Company commenced production early in the year of clinical batches of Cerepro™ in our Finnish cGMP facility and throughout the period we have continued to produce successive batches as well as undertake production and QC testing and process validations in accordance with ongoing requests from both the EMEA and Finnish National Agency for Medicines (NAM - the EMEA local regulatory body). We have successfully introduced sub-visible particle testing into the production process to comply with the new EU regulations (European Pharmacopoeia 2.9.19). During the period we agreed with NAM to transfer finished product filling and packaging (previously contracted to a certified third party) to the Kuopio facility so that the whole process is now integrated and in-house. This helps to optimise the production process and ensure product quality is maintained completely within the Company's control. NAM has notified us that it will inspect the validated extended fill facility around the end of September.

In May, the Board made a commitment to expand our Finnish operations in order to have the capability of undertaking

commercial scale production and process development for the full range of DNA based medicines being developed by the Company. We signed an agreement under very favourable terms with the Teknia business park in Kuopio, Finland for the building and lease of a 3,000m^2 facility. This will house manufacturing as well as bringing all related research onto a single site. The new building is physically linked to the current academic facilities to maintain the fruitful collaboration between Ark's scientists and the University of Kuopio.

Board and management further strengthened

In June, Dr Bruce Carter joined the main Board as a Non-Executive Director and Member of the Remuneration Committee. Bruce is a very experienced international biotechnology executive bringing to the Board 'hands on' biotech operating experience, particularly in the USA. Bruce is President and CEO of Zymogenetics Inc (NASDAQ) and prior to that was a member of the Board of Novo Nordisk, where he was responsible for research and development. We are delighted he made the decision to join us. We were also very pleased to announce that Dr David Eckland joined the Operating Board in May as Director of Drug Development. David takes over the full time responsibilities for this area as Dr Alan Boyd moves to a part time role, focusing on regulatory approvals. Both are welcome additions to our strengthening team.

Staff

Our staff in London and Finland have continued to work exceptionally hard throughout the period. Ark is successfully pioneering leading edge biotechnology and novel products, in many cases as 'world firsts'. The Board is well aware that this success has only been achieved as a result of the expertise and tremendous dedication of our employees. We remain most grateful to all of them for their efforts and their contributions.

Financial review

To date, the Company has prepared its primary financial statements under UK Generally Accepted Accounting Principles ("UK GAAP"). The financial results presented below are, for the first time, presented in accordance with the Group's accounting policies based on International Financial Reporting Standards ("IFRS"). This unaudited results announcement for the six months ended 30 June 2005 is prepared in accordance with the IFRS accounting policies that are expected to apply in 2005. The 2004 comparator numbers in the financial statements for the six months ended 30 June 2004 and the full year ended 31 December 2004 have been restated under IFRS.

In the Appendix to the financial statements, we describe our new IFRS accounting policies and reconcile previously reported UK GAAP results to IFRS results.

Net cash outflow from operating activities for the period was £7.5 million (six months ended 30 June 2004: £6.2 million). Cash and cash equivalents and money market investments were £40.5 million at 30 June 2005 (£53.7 million at 30 June 2004).

Revenues of £1.3 million were recorded in the first six months of 2005 (six months ended 30 June 2004: £0.03 million), including the first £1.2 million of initial milestone receipts due under the licensing agreement with Boehringer Ingelheim and sales in the UK of Kerraboot®. Prescriptions written for Kerraboot® in the UK doubled in the six months ended 30 June 2005 compared with the six months ended 31 December 2004 but this is not reflected in sales (ex-warehouse) in the period due to the seasonal effects of pipeline stocking in the last month of 2004 and the consequent effect on sales in the first month of 2005.

Research and development expenditure in the first six months of 2005 was £5.7 million (six months ended 30 June 2004: £3.9 million), reflecting the higher level of late stage clinical trial activity, particularly in the Cerepro™, Vitor™ and Trinam® programmes and the continued investment in the cGMP manufacturing facility in Finland as the Company scales up for Phase III and commercial production.

Sales and marketing expenses for the period were £0.7 million (six months ended 30 June 2004: £0.6 million) and related exclusively to the UK sales and marketing activities for Kerraboot®.

Administrative expenses for the period were £3.0 million (six months ended 30 June 2004: £2.3 million), reflecting the general increase in Group activities and consequent strengthening of the management team as well as increased costs as a result of being a listed company.

In the six months ended 30 June 2005 the Group earned interest receivable on its cash deposits of £1.0 million (six months ended 30 June 2004: £0.8 million), reflecting the increased level of cash following the March 2004 IPO.

Prospects

During the remainder of the year we expect to achieve further significant product milestones and consequently to have continuing strong newsflow. We anticipate that revenues from Kerraboot® will continue to grow from increasing UK sales and the commencement of international marketing. We also expect further Kerraboot® out-licensing deals this year as international commercialisation continues. We hope to announce news of Cerepro™'s regulatory progress as well as commencement of enrolment into the main corroborative study. Vitor™ Phase III preliminary results are scheduled in Q4 and initial results for the Trinam® Phase II study will be presented at the ACS meeting in San Francisco 16-20 October. The CE-marking of EG010 should be completed shortly and we will commence out-licensing discussions on this innovative test. We

also expect to give updates on earlier pre-clinical programme results, notably Scavidin®, Neuropilin 1 and the new devices programmes.

With so much expected to come to fruition in the coming months against the milestones we have set for ourselves, we are enthusiastic about Ark's future as a commercially driven specialist healthcare company.

Dennis Turner, Chairman	
Nigel Parker, Chief Executive Officer	30 August 2005

Consolidated income statement
For the six months ended 30 June 2005 (unaudited)

	Note	Six months ended 30 June 2005 £'s	Six months ended 30 June 2004 (restated)* £'s	Year ended 31 December 2004 (restated)* £'s
Revenue		1,270,021	26,980	154,353
Cost of sales		(44,200)	(9,522)	(45,401)
Gross profit		1,225,821	17,458	108,952
Research and development expenses		(5,733,109)	(3,933,353)	(9,147,324)
		(4,507,288)	(3,915,895)	(9,038,372)
Selling, marketing and distribution costs		(650,285)	(595,901)	(1,305,970)
Other administrative expenses		(2,713,254)	(2,055,564)	(4,387,917)
Share-based compensation		(249,182)	(205,332)	(435,866)
Administrative expenses		(2,962,436)	(2,260,896)	(4,823,783)
Other income		16,679	76,974	96,199
Operating loss		(8,103,330)	(6,695,718)	(15,071,926)
Investment income		1,026,099	752,823	1,959,891
Finance costs		(11,009)	(2,645)	(5,036)
Loss on ordinary activities before taxation		(7,088,240)	(5,945,540)	(13,117,071)
Taxation		618,631	550,947	1,211,436
Loss on ordinary activities after taxation, being retained loss for the period		(6,469,609)	(5,394,593)	(11,905,635)
Loss per share	2	(0.05)	(0.05)	(0.10)

All results relate wholly to continuing activities.

* Restated in accordance with IFRS as per note 1

Consolidated balance sheet
As at 30 June 2005 (unaudited)

	30 June 2005	30 June 2004	31 December 2004

	£'s	(restated)* £'s	(restated)* £'s
Non-current assets			
Goodwill	1,306,091	1,306,091	1,306,091
Computer software	62,310	14,000	51,868
Property, plant and equipment	1,192,905	907,403	1,009,102
	2,561,306	2,227,494	2,367,061
Current assets			
Inventories	327,599	94,120	331,010
Trade and other receivables	3,293,963	2,228,059	2,576,572
Money market investments	20,000,000	-	-
Cash and cash equivalents	20,507,642	53,738,381	47,256,285
	44,129,204	56,060,560	50,163,867
TOTAL ASSETS	46,690,510	58,288,054	52,530,928
Non-current liabilities			
Loans	465,704	437,060	493,060
	465,704	437,060	493,060
Current liabilities			
Trade and other payables	3,638,268	3,218,897	3,617,473
	3,638,268	3,218,897	3,617,473
TOTAL LIABILITIES	4,103,972	3,655,957	4,110,533
Equity			
Share capital	1,271,609	1,263,110	1,263,337
Share premium	49,806,146	49,350,301	49,430,703
Merger reserve	36,988,989	36,988,989	36,988,989
Foreign currency translation reserve	(20,339)	(11,371)	(23,194)
Share-based compensation	714,446	234,730	465,264
Retained loss	(46,174,313)	(33,193,662)	(39,704,704)
Shareholders' funds	42,586,538	54,632,097	48,420,395
TOTAL LIABILITIES AND EQUITY	46,690,510	58,288,054	52,530,928

* Restated in accordance with IFRS as per note 1

Consolidated statement of changes in equity
For the six months ended 30 June 2005 (unaudited)

	Share capital	Share premium	Merger reserve	Foreign currency translation reserve
	£'s	£'s	£'s	£'s
Balance as at 31 December 2003 as previously reported	57,751	-	36,988,989	(21,411)
Change in accounting policy for share-based compensation	-	-	-	-
Change of accounting policy on reclassification of preference shares to loans	(50,000)	-	-	-

82-34804

Balance as at 31 December 2003 as restated	7,751	-	36,988,989	(21,411)
Exchange differences on translating foreign operations recognised directly in equity	-	-	-	(1,783)
Share-based compensation	-	-	-	-
Loss for the year (restated)	-	-	-	-
Total recognised income and expense for the year	-	-	-	(1,783)
Issue of share capital	414,535	54,666,080	-	-
Equity share options issued	1,462	253,695	-	-
Bonus issue	839,589	(839,589)	-	-
Share issue expenses	-	(4,649,483)	-	-
Balance as at 31 December 2004	1,263,337	49,430,703	36,988,989	(23,194)
Exchange differences on translating foreign operations recognised directly in equity	-	-	-	2,855
Share-based compensation	-	-	-	-
Loss for the period	-	-	-	-
Total recognised income and expense for the period	-	-	-	2,855
Equity share options issued	3,322	205,125	-	-
Bonus issue	4,950	(4,950)	-	-
Adjustment of share issue expenses	-	175,268	-	-
Balance as at 30 June 2005	1,271,609	49,806,146	36,988,989	(20,339)

Consolidated statement of changes in equity
For the six months ended 30 June 2005 (unaudited) continued

	Share-based compensation £'s	Retained loss £'s	Total £'s
Balance as at 31 December 2003 as previously reported	1,911,240	(29,680,911)	9,255,658
Change in accounting policy for share-based compensation	(1,881,842)	1,881,842	-
Change of accounting policy on reclassification of preference shares to loans	-	-	(50,000)
Balance as at 31 December 2003 as restated	29,398	(27,799,069)	9,205,658
Exchange differences on translating foreign operations recognised directly in equity	-	-	(1,783)
Share-based compensation	435,866	-	435,866
Loss for the year (restated)	-	(11,905,635)	(11,905,635)
Total recognised income and expense for the year	435,866	(11,905,635)	(11,471,552)
Issue of share capital	-	-	55,080,615

82-34804

Equity share options issued	-	-	255,157
Bonus issue	-	-	-
Share issue expenses	-	-	(4,649,483)
Balance as at 31 December 2004	465,264	(39,704,704)	48,420,395
Exchange differences on translating foreign operations recognised directly in equity	-	-	2,855
Share-based compensation	249,182	-	249,182
Loss for the period	-	(6,469,609)	(6,469,609)
Total recognised income and expense for the period	249,182	(6,469,609)	(6,217,572)
Equity share options issued	-	-	208,447
Bonus issue	-	-	-
Adjustment of share issue expenses	-	-	175,268
Balance as at 30 June 2005	714,446	(46,174,313)	42,586,538

Consolidated cash flow statement
For the six months ended 30 June 2005 (unaudited)

	Note	Six months ended 30 June 2005 £'s	Six months ended 30 June 2004 (restated)* £'s	Year ended 31 December 2004 (restated)* £'s
Net cash outflow from operating activities	3	(7,483,600)	(6,214,622)	(14,087,940)
Investing activities	4	(19,440,679)	401,700	1,495,902
Financing activities	4	204,613	50,389,418	50,692,541
(Decrease)/increase in cash and cash equivalents		(26,719,666)	44,576,496	38,100,503
Cash and cash equivalents at beginning of period		47,256,285	9,157,565	9,157,565
Effect of exchange rate changes		(28,977)	4,320	(1,783)
Cash and cash equivalents at end of period		20,507,642	53,738,381	47,256,285

* Restated in accordance with IFRS as per note 1

Notes to the financial information

1 Basis of preparation

The interim financial information has been prepared in accordance with the IFRS accounting policies that are expected to apply in 2005.

These interim financial statements do not constitute statutory financial statements within the meaning of section 240 of the Companies Act 1985. Results for the six month periods ended 30 June 2005 and 30 June 2004 have not been audited. The results for the period 30 June 2004 and 31 December 2004, and the balance sheets at those dates, have been restated in accordance with the accounting principles applied by the Company as set out in the Appendix.

Copies of the interim results for the six months ended 30 June 2005 are being sent to all shareholders. Details can

also be found on the Company's website at www.arktherapeutics.com. 82-34804

2 Loss per share

IAS 33 "Earnings per share" requires presentation of diluted earnings per share when a company could be called upon to issue shares that would decrease net profit or increase net loss per share. For a loss making company with outstanding share options, net loss per share would only be increased by the exercise of out-of-money options. Since it seems inappropriate to assume that option holders would exercise out-of-money options, no adjustment has been made to diluted loss per share for out-of-money share options.

The calculation of basic and diluted loss per ordinary share is based on the loss of £6,469,609 for the six months ended 30 June 2005 (six months ended 30 June 2004: £5,394,593; year ended 31 December 2004: £11,905,635) and on 126,463,186 ordinary shares (30 June 2004: 111,124,401; 31 December 2004: 119,019,359) being the weighted average number of ordinary shares in issue.

3 Reconciliation of operating loss to net cash outflow from operating activities

	Six months ended 30 June 2005 £'s	Six months ended 30 June 2004 (restated)* £'s	Year ended 31 December 2004 (restated)* £'s
Operating loss	(8,103,330)	(6,695,718)	(15,071,926)
Depreciation charge	194,527	85,790	270,553
Increase in accounts receivable	(609,873)	(527,655)	(379,379)
Decrease/(increase) in inventories	3,410	(84,920)	(321,810)
Increase in accounts payable	44,206	802,549	978,756
Share-based compensation	249,182	205,332	435,866
Net cash outflow from operations	(8,221,878)	(6,214,622)	(14,087,940)
Research and development tax credit received	738,278	-	-
Net cash outflow from operating activities	(7,483,600)	(6,214,622)	(14,087,940)

4 Analysis of cash flows for investing activities and financing

	Six months ended 30 June 2005 £'s	Six months ended 30 June 2004 (restated)* £'s	Year ended 31 December 2004 (restated)* £'s
Investing activities			
Interest received	948,093	615,608	1,936,634
Purchases of money market investments	(20,000,000)	-	-
Purchases of property, plant and equipment	(370,599)	(199,908)	(388,864)
Purchases of computer software	(18,173)	(14,000)	(51,868)
Net cash (outflow)/inflow from investing activities	(19,440,679)	401,700	1,495,902
Financing			
Issue of shares	227,098	50,393,807	50,686,289
Repayment of loans	(22,485)	(22,425)	(72,603)
New loans	-	18,036	78,855
Net cash inflow from financing	204,613	50,389,418	50,692,541

* Restated in accordance with IFRS as per note 1

Independent review report to
Ark Therapeutics Group plc

Introduction 82-34804

We have been instructed by the Company to review the financial information for the six months ended 30 June 2005 which comprises the income statement, balance sheet, statement of changes in equity, cash flow statement and related notes 1 to 4. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

International Financial Reporting Standards

As disclosed in the Appendix, the next annual financial statements of the Group will be prepared in accordance with International Financial Reporting Standards as adopted for use in the EU. Accordingly, the interim report has been prepared in accordance with the recognition and measurement criteria of IFRS and the disclosure requirements of the Listing Rules. The accounting policies are consistent with those that the Directors intend to use in the annual financial statements.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the UK. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2005.

Deloitte & Touche LLP
Chartered Accountants
Cambridge
30 August 2005

Notes: A review does not provide assurance on the maintenance and integrity of the website, including controls used to achieve this, and in particular on whether any changes may have occurred to the financial information since first published. These matters are the responsibility of the Directors but no control procedures can provide absolute assurance in this area.

Legislation in the UK governing the preparation and dissemination of financial information differs from legislation in other jurisdictions.

Appendix

Reporting under International Financial Reporting Standards (IFRS)

From December 2005 Ark Therapeutics Group plc will produce its consolidated report and accounts in accordance with IFRS. This financial information has been prepared on the basis of the IFRS expected to be applicable at 31 December 2005. These standards are subject to ongoing review and endorsement by the EU or possible amendment by interpretive guidance from the IASB and are therefore still subject to change. We will update our restated information for any such changes when they are made.

The commentary below highlights the key changes that have arisen due to the transition from reporting under UK GAAP to reporting under IFRS. The Group's date of transition to IFRS is 1 January 2004, which is the beginning of the comparative period for the 2005 financial year. Therefore the opening balance sheet for IFRS purposes is that reported at 1 January 2004 as amended for changes due to IFRS.

The UK GAAP financial information contained in this document does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985. The auditors have issued unqualified opinions on the Group's UK GAAP financial statements for the years ended 31 December 2003 and 31 December 2004.

This interim financial report is the first to be prepared under IFRS. The comparative figures have been prepared on the same basis and are therefore restated from those previously reported under UK GAAP. To help understand the impact of the transition, reconciliations have been produced to show the changes made to statements previously reported under UK GAAP in arriving at the equivalent statements under IFRS. The following are the five unaudited reconciliations which are included in this Appendix.

1. Consolidated balance sheet at 1 January 2004
2. Consolidated income statement for the year to 31 December 2004
3. Consolidated balance sheet at 31 December 2004
4. Consolidated income statement for the six months to 30 June 2004
5. Consolidated balance sheet at 30 June 2004

The income statement for the six months to 30 June 2005 and the balance sheet at that date are reported under IFRS. As they have not previously been reported under UK GAAP no reconciliation to IFRS is required.

Key accounting policy changes are included within this report. A full set of IFRS accounting policies will be published in the Group's report and accounts for the year to 31 December 2005.

The net effect of presenting the 2004 full year financial statements under IFRS rather than UK GAAP is to decrease the loss *after tax reported from £12.8 million to £11.9 million and increase net assets from £47.2 million to £48.4 million. The changes* have no impact on the cash flows previously reported. The key areas of change are outlined below.

First time adoption

IFRS 1 "First Time Adoption of International Financial Reporting Standards" sets out the approach to be followed when IFRS are applied for the first time. As a general principle, IFRS 1 requires that accounting policies are to be applied retrospectively although IFRS 1 provides a number of optional exceptions where the cost of compliance is deemed to exceed the benefits to users of the financial statements. Where applicable, the options selected by management under IFRS 1 are set out in the explanatory notes below.

Business combinations

The method of accounting for business combinations under IFRS is significantly different in a number of areas from that previously applied under UK GAAP.

The most significant differences arise from the requirement under IFRS to bring all the assets and liabilities of acquired entities into the consolidated financial statements at fair value, including intangible assets which would not meet the criteria had they been internally developed. Under IFRS, management considers it probable that, in respect of future acquisitions, more intangible assets will be recognised separately from goodwill - including patents, technology, in-process research and development, trade names, customer relationships - which will result in a corresponding reduction in initial goodwill recognised relative to other intangible assets after the date of transition compared to UK GAAP.

Under IFRS 1, the Group may elect not to apply IFRS 3 "Business Combinations" retrospectively to transactions occurring prior to the date of transition to IFRS and management has elected to take this exemption. The carrying amount of goodwill in the opening IFRS balance sheet is that recorded under UK GAAP at the date of transition. As from the date of transition goodwill is not amortised but subject to annual tests for impairment.

Research and development

No adjustment is required in respect of research and development expense. A full accounting policy is set out in the summary of significant accounting policies in this Appendix.

Cumulative translation differences

Translation differences arise from the consolidation of the results of foreign operations at the average rate and the balance sheet at the year-end rate of exchange. UK GAAP does not require these translation differences to be separately identified and accounted for in subsequent disposal of foreign operations. Under IFRS the translation differences arising are separately recorded in equity, net of any movements on related hedging instruments. On disposal of a foreign operation, the cumulative translation differences for the foreign operation are transferred to the income statement as part of the gain or loss on disposal.

Deferred tax

Under UK GAAP deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more tax. Under IFRS, the change to the balance sheet liability method gives rise to a number of GAAP differences. The amortisation of any asset under IFRS corresponds to the build up of the liability under UK GAAP.

Deferred tax adjustments are also required in respect of other accounting adjustments reflected in the transition to IFRS, principally against share option expense.

Share-based payment

IFRS require the fair value of all share-based payments to be charged against the income statement over their respective vesting periods. Share-based payments include executive and employee share option schemes. Fair value is determined at the date of grant and is calculated using an appropriate option pricing model. Under UK GAAP, an expense was recorded in respect of share option grants based upon their intrinsic value. In restating the financial results of the Company under IFRS, expenses previously recorded under UK GAAP relating to the intrinsic value of share-based payments have been reversed and an expense has been recorded based upon the fair value of share option grants.

Reconciliation of the consolidated balance sheet and equity as at 1 January 2004

Accounting Policy Changes under IFRS

	As reported under UK GAAP £'s		Goodwill Amortisation Reversal £'s	Share-Based Payment Charge £'s
Non-current assets				
Goodwill	1,306,091		-	-
Computer software	-		-	-
Property, plant and equipment	834,838		-	-
	2,140,929		-	-
Current assets				
Inventories	9,200		-	-
Trade and other receivables	1,017,536		-	-
Cash and cash equivalents	9,157,565		-	-
	10,184,301		-	-
TOTAL ASSETS	12,325,230		-	-
Non-current liabilities				
Loans	486,808		-	-
	486,808		-	-
Current liabilities				
Trade and other payables	2,582,764		-	-
	2,582,764		-	-
TOTAL LIABILITIES	3,069,572		-	-
Equity				
Share capital	7,751		-	-
Preference share capital	50,000		-	-
Merger reserve	36,988,989		-	-
Foreign currency translation reserve	(21,411)	(2)	-	-
Share-based compensation	1,911,240	(2)	-	(1,881,842)
Retained loss	(29,680,911)	(2)	-	1,881,842
Shareholders' funds	9,255,658		-	-
TOTAL LIABILITIES AND EQUITY	12,325,230		-	-

Reconciliation of the consolidated balance sheet and equity as at 1 January 2004 - continued

	Other £'s		IFRS £'s
Non-current assets			
Goodwill	-		1,306,091
Computer software	358		358
Property, plant and equipment	(358)		834,480
	-		2,140,929
Current assets			
Inventories	-		9,200
Trade and other receivables	-		1,017,536
Cash and cash equivalents	-		9,157,565
	-		10,184,301
TOTAL ASSETS	-		12,325,230
Non-current liabilities			
Loans	-		486,808
	-		486,808
Current liabilities			
Trade and other payables	50,000	(1)	2,623,764
	50,000		2,623,764
TOTAL LIABILITIES	50,000		3,119,572
Equity			
Share capital	-		7,751
Preference share capital	(50,000)	(1)	-
Merger reserve	-		36,988,989
Foreign currency translation reserve	-		(21,411)
Share-based compensation	-		29,398
Retained loss	-		(27,799,069)
Shareholders' funds	(50,000)		9,205,658
TOTAL LIABILITIES AND EQUITY	-		12,325,230

(1) relates to redeemable preference shares reclassified under IFRS as current liabilities.
(2) these amounts total £27,791,082 as reported as "Profit and Loss Account" under UK GAAP. They are now required to be disclosed separately under IFRS.

Reconciliation of the consolidated income statement
For the year ended 31 December 2004 (unaudited)

Accounting Policy Changes under IFRS

	As reported under UK GAAP	Goodwill amortisation reversal	Share-Based Payment	IFRS

	£'s		£'s	Charge £'s	£'s
Revenue	154,353		-	-	154,353
Cost of sales	(45,401)		-	-	(45,401)
Gross profit	108,952		-	-	108,952
Research and development expenses	(9,147,324)		-	-	(9,147,324)
	(9,038,372)		-	-	(9,038,372)
Selling, marketing and distribution costs	(1,305,970)		-	-	(1,305,970)
Other administrative expenses	(5,641,761)	(2)	1,253,844	-	(4,387,917)
Share-based compensation	(95,502)		-	(340,364)	(435,866)
Administrative expenses	(5,737,263)		1,253,844	(340,364)	(4,823,783)
Other income	96,199	(2)	-	-	96,199
Operating loss	(15,985,406)		1,253,844	(340,364)	(15,071,926)
Investment income	1,959,891	(1)	-	-	1,959,891
Finance costs	(5,036)	(1)	-	-	(5,036)
Loss on ordinary activities before taxation	(14,030,551)		1,253,844	(340,364)	(13,117,071)
Taxation	1,211,436		-	-	1,211,436
Loss on ordinary activities after taxation, being retained loss for the period	(12,819,115)		1,253,844	(340,364)	(11,905,635)

(1) these amounts total £1,954,855 as reported as "Net interest receivable" under UK GAAP. They are now required to be disclosed separately under IFRS.

(2) exchange losses of £67,909 previously disclosed within "Other income" have been reallocated to "Other administrative expenses".

Reconciliation of the consolidated balance sheet and equity as at 31 December 2004

Accounting Policy Changes under IFRS

	As reported under UK GAAP £'s	Goodwill Amortisation Reversal £'s	Share-Based Payment Charge £'s
Non-current assets			
Goodwill	52,247	1,253,844	-
Computer software	-	-	-
Property, plant and equipment	1,060,970	-	-
	1,113,217	1,253,844	-
Current assets			
Inventories	331,010	-	-
Trade and other receivables	2,576,572	-	-
Cash and cash equivalents	47,256,285	-	-
	50,163,867	-	-

TOTAL ASSETS	51,277,084		1,253,844	-
Non-current liabilities				
Loans	493,060		-	-
	493,060		-	-
Current liabilities				
Trade and other payables	3,617,473		-	-
	3,617,473		-	-
TOTAL LIABILITIES	4,110,533		-	-
Equity				
Share capital	1,263,337		-	-
Share premium	49,430,703		-	-
Merger reserve	36,988,989		-	-
Foreign currency translation reserve	(23,194)	(1)	-	-
Share-based compensation	2,006,742	(1)	-	(1,541,478)
Retained loss	(42,500,026)	(1)	1,253,844	1,541,478
Shareholders' funds	47,166,551		1,253,844	-
TOTAL LIABILITIES AND EQUITY	51,277,084		1,253,844	-

Reconciliation of the consolidated balance sheet and equity as at 31 December 2004 - continued

	Other £'s	IFRS £'s
Non-current assets		
Goodwill	-	1,306,091
Computer software	51,868	51,868
Property, plant and equipment	(51,868)	1,009,102
	-	2,367,061
Current assets		
Inventories	-	331,010
Trade and other receivables	-	2,576,572
Cash and cash equivalents	-	47,256,285
	-	50,163,867
TOTAL ASSETS	-	52,530,928
Non-current liabilities		
Loans	-	493,060
	-	493,060
Current liabilities		
Trade and other payables	-	3,617,473
	-	3,617,473

TOTAL LIABILITIES	-	4,110,533
Equity		
Share capital	-	1,263,337
Share premium	-	49,430,703
Merger reserve	-	36,988,989
Foreign currency translation reserve	-	(23,194)
Share-based compensation	-	465,264
Retained loss	-	(39,704,704)
Shareholders' funds	-	48,420,395
TOTAL LIABILITIES AND EQUITY	-	52,530,928

(1) these amounts total £40,516,478 as reported as "Profit and Loss Account" under UK GAAP. They are now required to be disclosed separately under IFRS.

Reconciliation of the consolidated income statement
For the six months ended 30 June 2004 (unaudited)

Accounting Policy Changes under IFRS

	As reported under UK GAAP £'s		Goodwill Amortisation Reversal £'s	Share-Based Payment Charge £'s	IFRS £'s
Revenue	26,980		-	-	26,980
Cost of sales	(9,522)		-	-	(9,522)
Gross profit	17,458		-	-	17,458
Research and development expenses	(3,933,353)		-	-	(3,933,353)
	(3,915,895)		-	-	(3,915,895)
Selling, marketing and distribution costs	(595,901)		-	-	(595,901)
Other administrative expenses	(2,682,486)	(2)	626,922	-	(2,055,564)
Share-based compensation	(43,836)		-	(161,496)	(205,332)
Administrative expenses	(2,726,322)		626,922	(161,496)	(2,260,896)
Other income	76,974	(2)	-	-	76,974
Operating loss	(7,161,144)		626,922	(161,496)	(6,695,718)
Investment income	752,823	(1)	-	-	752,823
Finance costs	(2,645)	(1)	-	-	(2,645)
Loss on ordinary activities before taxation	(6,410,966)		626,922	(161,496)	(5,945,540)
Taxation	550,947		-	-	550,947
Loss on ordinary activities after taxation, being retained loss for the period	(5,860,019)		626,922	(161,496)	(5,394,593)

(1) these amounts total £750,178 as reported as "Finance income (net)" under UK GAAP. They are now required to be disclosed separately under IFRS.

(2) exchange losses of £46,826 previously disclosed within "Other income" have been reallocated to "Other administrative expenses".

Reconciliation of the consolidated balance sheet and equity as at 30 June 2004

Accounting Policy Changes under IFRS

	As reported under UK GAAP £'s		Goodwill Amortisation Reversal £'s	Share-Based Payment Charge £'s
Non-current assets				
Goodwill	679,169		626,922	-
Computer software	-		-	-
Property, plant and equipment	921,403		-	-
	1,600,572		626,922	-
Current assets				
Inventories	94,120		-	-
Trade and other receivables	2,228,059		-	-
Cash and cash equivalents	53,738,381		-	-
	56,060,560		-	-
TOTAL ASSETS	57,661,132		626,922	-
Non-current liabilities				
Loans	437,060		-	-
	437,060		-	-
Current liabilities				
Trade and other payables	3,218,897		-	-
	3,218,897		-	-
TOTAL LIABILITIES	3,655,957		-	-
Equity				
Share capital	1,263,110		-	-
Share premium	49,350,301		-	-
Merger reserve	36,988,989		-	-
Foreign currency translation reserve	(11,371)	(1)	-	-
Share-based compensation	2,101,873	(1)	-	(1,867,143)
Retained loss	(35,687,727)	(1)	626,922	1,867,143
Shareholders' funds	54,005,175		626,922	-
TOTAL LIABILITIES AND EQUITY	57,661,132		626,922	-

Reconciliation of the consolidated balance sheet and equity as at 30 June 2004 - continued

	Other	IFRS

Non-current assets		
Goodwill	-	1,306,091
Computer software	14,000	14,000
Property, plant and equipment	(14,000)	907,403
	-	2,227,494
Current assets		
Inventories	-	94,120
Trade and other receivables	-	2,228,059
Cash and cash equivalents	-	53,738,381
	-	56,060,560
TOTAL ASSETS	-	58,288,054
Non-current liabilities		
Loans	-	437,060
	-	437,060
Current liabilities		
Trade and other payables	-	3,218,897
	-	3,218,897
TOTAL LIABILITIES	-	3,655,957
Equity		
Share capital	-	1,263,110
Share premium	-	49,350,301
Merger reserve	-	36,988,989
Foreign currency translation reserve	-	(11,371)
Share-based compensation	-	234,730
Retained loss	-	(33,193,662)
Shareholders' funds	-	54,632,097
TOTAL LIABILITIES AND EQUITY	-	58,288,054

(1) these amounts total £33,597,225 as reported as "Profit and Loss Account" under UK GAAP. They are now required to be disclosed separately under IFRS.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted in the preparation of the Group's IFRS statements are set out below:

Basis of preparation

Results for the six month periods ended 30 June 2005 and 30 June 2004 have not been audited. The results for the periods ended 30 June 2004 and 31 December 2004, and the balance sheets at those dates and the opening balance sheet at 1 January 2004, have been restated in accordance with the accounting principles applied to the Company as detailed below. Subject to EU endorsement of outstanding standards and no further changes from the IASB this information is expected to form the basis for comparatives when reporting financial results for 2005, and for subsequent reporting periods.

The financial statements have been prepared on the historical cost basis except for certain financial assets and liabilities, which are measured at fair value.

The Group financial statements include the financial statements of the Company and all the subsidiaries during the periods reported for the periods during which they were members of the Group.

Intercompany balances between Group businesses are eliminated on consolidation.

Intangible fixed assets

Goodwill

Goodwill recognised under UK GAAP prior to the date of transition to IFRS is stated at net book value at this date. Goodwill recognised subsequent to 1 January 2004 will be capitalised. Goodwill is not amortised but is reviewed for impairment annually.

Computer software

The Group writes off software costs as incurred, except for purchases from third parties in respect of major systems. In such cases these are capitalised and written off over a period of three years from the date of purchase.

Impairment of assets

Goodwill arising on acquisition is allocated to cash-generating units (equivalent to the reported primary business segments). The recoverable amount of the cash-generating unit to which goodwill has been allocated is tested for impairment annually or when events or changes in circumstance indicate that it might be impaired.

The carrying values of property, plant and equipment, and intangibles with finite lives are reviewed for impairment when events or changes in circumstance indicate the carrying value may be impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which it belongs.

Research and development expenditure

The Group considers that the regulatory, technical and market uncertainties inherent in the development of new products mean that internal development costs should not be capitalised as intangible fixed assets until, inter alia, commercial viability of a project is demonstrable and appropriate resource is in place to launch the product. Except in those circumstances, research and development expenditure is expensed.

Property, plant and equipment

Property, plant and equipment is stated at cost net of depreciation and provision for impairment. Depreciation is provided on all property, plant and equipment at rates calculated to write off the cost, less estimated residual value, of each asset on a straight line basis over its expected useful life as follows:

Leasehold improvements	lower of 5 years or the useful economic life of the lease
Laboratory equipment and plant and machinery	20% per annum
Office equipment	33.33% per annum

Foreign currencies

Transactions of Group companies denominated in foreign currencies are translated into sterling at the rates ruling at the dates of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the rates ruling at that date or, if appropriate, at the forward contract rate.

The results of overseas operations are translated at the average rates of exchange during the period and their balance sheets at the rates ruling at the balance sheet date. Exchange differences arising on translation of the opening net assets and results of operations and on foreign currency borrowings are reported in the foreign currency translation reserve.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. All other exchange differences are included in the income statement.

Leases

Assets held under finance leases, which confer rights and obligations similar to those attached to owned assets, are capitalised as property, plant and equipment and are depreciated over the shorter of the lease terms and their useful lives. The capital elements of future lease obligations are recorded as liabilities, while the interest elements are charged to the income statement over the period of the leases to produce a constant rate of charge on the balance of capital repayments outstanding. Hire purchase transactions are dealt with similarly, except that assets are depreciated over their useful lives.

Rentals under operating leases are charged on a straight-line basis over the lease term, even if the payments are not made on such a basis.

Taxation

Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary timing differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary difference can be utilised. Their carrying amount is reviewed at each balance sheet date on the same basis.

Deferred tax is measured on an undiscounted basis, and at the tax rates that are expected to apply in the period in which the asset or liability is settled. It is recognised in the income statement except when it relates to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity.

Revenue recognition

Revenue comprises the value of sales (excluding VAT and similar taxes and trade discounts and intra-group transactions) and income derived from product sales, licence fees, contract research fees and development milestone payments receivable from third parties in the normal course of business. Revenue from product sales is recognised on delivery of the product. Non-refundable licence fees are recognised over the term of the licence, except where the earnings process is considered to be complete, in which case the revenue is recognised in full at that time.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost comprises purchase price recorded on a first-in first-out basis. Net realisable value is based on estimated selling price less costs of disposal. Provision is made for obsolete, slow-moving or defective items where appropriate.

Post-retirement benefits

The Group makes contributions to employees' personal pension plans which are defined contribution schemes. The amount charged to the income statement in respect of pension costs is the contribution payable in the year. Differences between contributions payable in the year and contributions actually paid are shown either as accruals or prepayments in the balance sheet.

Government grants

Government grants relating to property, plant and equipment are treated as deferred income and released to the income statement over the expected useful lives of the assets concerned. Other grants are credited to the income statement as the related expenditure is incurred.

Share-based payments

The Group operates a number of executive and employee share schemes. For all grants of share options and awards, the fair value as at the date of grant is calculated using an option pricing model and the corresponding expense is recognised over the vesting period.

The Group has taken advantage of the transitional provisions of IFRS 2 in respect of equity-settled awards and has applied IFRS 2 only to equity-settled awards granted after 7 November 2002.

END

82-34804

From science to markets



Ark Therapeutics

Interim report 2005

From pipeline to products

Pre-clinical

Phase II

Phase III

Marketed

BacV™
Baculovirus-based, fast functional genomics system
Proof of concept completed

Scavidin®
DNA-based drug targeting system
Potential wide drug delivery application
Completing proof of concept studies

Trinam®
Gene-based medicine
Haemodialysis access
Orphan Drug Status
Phase II initial data H2 2005

EG005 Lipodystrophy
Small molecule
Lipodystrophy syndrome
Phase II full results in H1 2006

Cerepro™
Gene-based medicine
Operable malignant glioma
Orphan Drug Status
Phase III expected to commence H2 2005
EMEA exceptional circumstances filing process commenced

Vitor™
Small molecule
Cancer-related cachexia
Fast Track Designation (FDA)
Phase III results in H2 2005

Kerraboot®
Wound management device
Foot and leg ulcers
Launched in UK, CE-marked
US approved
Marketing and distribution agreements signed for Israel, South Korea and Ireland

An exciting, late stage portfolio supported by strong pre-clinical candidates, all emanating from Ark's scientific and development expertise

From January to June 2005

Period highlights

- Patent granted in Europe for Trinam®
- Marketing approval process commenced for brain cancer drug, Cerepro™, with EMEA in Europe for consideration under exceptional circumstances route
- Kerraboot® demand continues to strengthen and international licensing discussions progress, with agreements signed for Ireland and South Korea
- Cancer cachexia drug, Vitor™, completed enrolment of pivotal Phase III study with results due later this year
- Licence with Boehringer Ingelheim announced in April over Ark's IP in the renin-angiotensin area
- Cash and money market deposits of £40.5 million at 30 June 2005
- Strengthened international patent position for lead and follow-on products

Post period highlights

- In July, Trinam® Phase II low dose stage completed and abstract of initial data judged to be of "exceptional merit" for presentation at American College of Surgeons meeting in October
- New vector discovery announced in August, heralding potential breakthrough in targeted gene-based medicines

Contents

Chairman's and Chief Executive's statement

Continuing progress

We are pleased to report that progress in the first half of 2005 has once again been very encouraging, with the momentum built up during 2004 continuing. We have made significant advances with all products in our clinical and research portfolio and our track record of performing against the milestones we set ourselves for the period has been very satisfactory. We remain focused on transforming the Company into a commercially driven specialist healthcare business.

Pipeline review

Cerepro™

At the beginning of the year we started the process of filing at the EMEA for approval of Cerepro™ as an Orphan Medicinal Product for consideration under the exceptional circumstances route. Shortly afterwards, we announced further progress with the appointment in April of the two Rapporteur countries by the EMEA. The submission validation process has commenced and we are pleased with the way discussions are progressing with the Agency and with the responses to date from the Rapporteurs. As part of the validation dialogue, we have now agreed to bring commercial product 'fill' in-house, rather than implement our previous plan of using a certified contractor. This will make logical improvements to production run logistics and optimise the Company's ability to control product quality. Work on this is now well advanced at our Finnish facility and we have been given notice by the Finnish authorities (as agents of the EMEA) that they will inspect the additional fill line capability around the end of September. Furthermore, during the period we have introduced a further QC process to comply with new European manufacturing legislation.

Trial logistics for the main corroborative study are virtually complete and we plan to commence enrolment concurrently with the completion of the manufacturing validation processes and batch acceptance later this year. This will ensure that the trial product is compliant with any changes to final product manufacturing specifications which might arise during completion of the validation process.

In summary we are very pleased with the way Cerepro™ is progressing and, whilst the timing of certain milestone achievements is now partly dependent on the respective Medical Control Agencies, we expect to provide a further regulatory and trial progress report later in the year.

Kerraboot®

UK prescriptions written for Kerraboot® have continued to rise steadily throughout the first six months of this year and we have consistently increased our market share quarter on quarter. Representatives report continuing clinical success in the field and in the second quarter we commenced the process of shaping our sales force to optimise performance.

Production of two new line extensions of the product requested by customers – a super absorbent, non-transparent form and an extra large version – commenced during the period and they are expected to be launched shortly. In parallel with this progress, we announced two Kerraboot® out-licensing deals in the period, BellPharma Ltd for Ireland and BL&H Co Ltd for South Korea. Both were executed on favourable commercial terms consistent with the Company's objectives.

Other licensing arrangements are being discussed and we remain very enthusiastic about the potential for Kerraboot® worldwide.

Vitor™

Progress with Vitor™, our product for cachexia (muscle wasting) in cancer, continued, notably with completion of enrolment into the Phase III study. There continue to be no safety issues of concern reported by the Data Safety Monitoring Board and we were particularly pleased to have the

European regulatory approval route through the new decentralised process clarified by the UK Medicines and Healthcare Products Regulatory Agency. We look forward to seeing the results of this pivotal study later this year.

Trinam®

The period started well for Trinam® with the grant by the European Patent Office of a patent giving protection in member states until 2017. Recruitment into the Phase II study gathered pace as we had hoped and we completed the low dose arm in July. Immediately post period we announced both that the FDA had accepted the six patients as sufficient for the low dose stage and also the DSMB's approval for us to move to the higher (expected therapeutic) dose arm. Trinam® has started to receive the recognition the Company believes this novel and exciting programme warrants. In July the American College of Surgeons accepted the pre-clinical study, the Phase I study and the Phase II study initial data for presentation at their October meeting in San Francisco. The abstract for the latter was judged to be one of twelve papers out of the 309 originally submitted as having "exceptional merit", confirming the overall quality of the science and clinical significance of this programme.

EG005

During the period we reported preliminary results from the Phase II study of EG005 for HIV-associated lipodystrophy. This was a blinded, placebo controlled 'first time to man' study in 50 patients. Four aspects of the patients' disease including the physician's overall assessment of lipodystrophy were showing encouraging trends. However, whilst these trends were in the product's favour in the three month stage, we do not intend to make further decisions on the product's future development until the results of the one year extension phase have been analysed and this is expected early 2006. At the close of the first stage 72% of patients elected to continue on active treatment for the one year extension study.

EG010

We have now obtained the necessary stability and calibration data to complete CE-marking for this novel cardiovascular risk test. Of note we report that the results of the final tests with independently sourced blood samples to produce the final data for CE-marking were consistent with the results previously obtained in the Company's clinical work. The CE-marking package is nearing completion and we believe CE-marking is imminent.

Pre-clinical pipeline

Progress with our pre-clinical pipeline has continued, with developments within both our *in vivo* and *in vitro* proof of principle models for Scavidin® and baculovirus vector technologies. We recently released news on the exciting discovery of the technology for a targeted integrating vector which may herald a breakthrough in the gene medicine area. Additionally, we have innovated two further device products for use by hospital specialists, on which we expect to report in more detail later in the year. We have continued to exploit our unique and highly effective business model of integrating industry with academia. We remain firmly of the view that this is a cost effective solution to the challenge of sourcing innovation.

Manufacturing and new facilities

The Company commenced production early in the year of clinical batches of Cerepro™ in our Finnish cGMP facility and throughout the period we have continued to produce successive batches as well as undertake production and QC testing and process validations in accordance with ongoing requests from both the EMEA and Finnish National Agency for Medicines (NAM – the EMEA local regulatory body). We have successfully

introduced sub-visible particle testing into the production process to comply with the new EU regulations (European Pharmacopoeia 2.9.19). During the period we agreed with NAM to transfer finished product filling and packaging (previously contracted to a certified third party) to the Kuopio facility so that the whole process is now integrated and in-house. This helps to optimise the production process and ensure product quality is maintained completely within the Company's control. NAM has notified us that it will inspect the validated extended fill facility around the end of September.

In May, the Board made a commitment to expand our Finnish operations in order to have the capability of undertaking commercial scale production and process development for the full range of DNA based medicines being developed by the Company. We signed an agreement under very favourable terms with the Teknia business park in Kuopio, Finland for the building and lease of a 3,000m^2 facility. This will house manufacturing as well as bringing all related research onto a single site. The new building is physically linked to the current academic facilities to maintain the fruitful collaboration between Ark's scientists and the University of Kuopio.

Board and management further strengthened

In June, Dr Bruce Carter joined the main Board as a Non-Executive Director and Member of the Remuneration Committee. Bruce is a very experienced international biotechnology executive bringing to the Board 'hands-on' biotech operating experience, particularly in the USA. Bruce is President and CEO of Zymogenetics Inc (NASDAQ) and prior to that was a member of the Board of Novo Nordisk, where he was responsible for research and development. We are delighted he made the decision to join us. We were also very pleased to announce that Dr David Eckland joined the Operating Board in May as Director of Drug Development. David takes over the full time responsibilities for this area as Dr Alan Boyd moves to a part-time role, focusing on regulatory approvals. Both are welcome additions to our strengthening team.

Staff

Our staff in London and Finland have continued to work exceptionally hard throughout the period. Ark is successfully pioneering leading edge biotechnology and novel products, in many cases as 'world firsts'. The Board is well aware that this success has only been achieved as a result of the expertise and tremendous dedication of our employees. We remain most grateful to all of them for their efforts and their contributions.

Financial review

To date, the Company has prepared its primary financial statements under UK Generally Accepted Accounting Principles ("UK GAAP"). The financial results presented below are, for the first time, presented in accordance with the Group's accounting policies based on International Financial Reporting Standards ("IFRS"). This unaudited results announcement for the six months ended 30 June 2005 is prepared in accordance with the IFRS accounting policies that are expected to apply in 2005. The 2004 comparator numbers in the financial statements for the six months ended 30 June 2004 and the full year ended 31 December 2004 have been restated under IFRS.

In the Appendix to the financial statements, we describe our new IFRS accounting policies and reconcile previously reported UK GAAP results to IFRS results.

Net cash outflow from operating activities for the period was £7.5 million (six months ended 30 June 2004: £6.2 million). Cash and cash equivalents and money market investments were £40.5 million at 30 June 2005 (£53.7 million at 30 June 2004).

Revenues of £1.3 million were recorded in

the first six months of 2005 (six months ended 30 June 2004: £0.03 million), including the first £1.2 million of initial milestone receipts due under the licensing agreement with Boehringer Ingelheim and sales in the UK of Kerraboot®. Prescriptions written for Kerraboot® in the UK doubled in the six months ended 30 June 2005 compared with the six months ended 31 December 2004 but this is not reflected in sales (ex-warehouse) in the period due to the seasonal effects of pipeline stocking in the last month of 2004 and the consequent effect on sales in the first month of 2005.

Research and development expenditure in the first six months of 2005 was £5.7 million (six months ended 30 June 2004: £3.9 million), reflecting the higher level of late stage clinical trial activity, particularly in the Cerepro™, Vitor™ and Trinam® programmes and the continued investment in the cGMP manufacturing facility in Finland as the Company scales up for Phase III and commercial production.

Sales and marketing expenses for the period were £0.7 million (six months ended 30 June 2004: £0.6 million) and related exclusively to the UK sales and marketing activities for Kerraboot®.

Administrative expenses for the period were £3.0 million (six months ended 30 June 2004: £2.3 million), reflecting the general increase in Group activities and consequent strengthening of the management team as well as increased costs as a result of being a listed company.

In the six months ended 30 June 2005 the Group earned interest receivable on its cash deposits of £1.0 million (six months ended 30 June 2004: £0.8 million), reflecting the increased level of cash following the March 2004 IPO.

Prospects

During the remainder of the year we expect to achieve further significant product milestones and consequently to have continuing strong newsflow. We anticipate that revenues from Kerraboot® will continue to grow from increasing UK sales and the commencement of international marketing. We also expect further Kerraboot® out-licensing deals this year as international commercialisation continues. We hope to announce news of Cerepro™'s regulatory progress as well as commencement of enrolment into the main corroborative study. Vitor™ Phase III preliminary results are scheduled in Q4 and initial results for the Trinam® Phase II study will be presented at the ACS meeting in San Francisco 16-20 October. The CE-marking of EG010 should be completed shortly and we will commence out-licensing discussions on this innovative test. We also expect to give updates on earlier pre-clinical programme results, notably Scavidin®, Neuropilin 1 and the new devices programmes.

With so much expected to come to fruition in the coming months against the milestones we have set for ourselves, we are enthusiastic about Ark's future as a commercially driven specialist healthcare company.

Dennis Turner
Chairman

Nigel Parker
Chief Executive Officer

31 August 2005

Consolidated income statement

for the six months ended 30 June 2005 (unaudited)

	Note	**Six months ended 30 June 2005 £'s**	Six months ended 30 June 2004 (restated)* £'s	Year ended 31 December 2004 (restated)* £'s
Revenue		**1,270,021**	26,980	154,353
Cost of sales		**(44,200)**	(9,522)	(45,401)
Gross profit		**1,225,821**	17,458	108,952
Research and development expenses		**(5,733,109)**	(3,933,353)	(9,147,324)
		(4,507,288)	(3,915,895)	(9,038,372)
Selling, marketing and distribution costs		**(650,285)**	(595,901)	(1,305,970)
Other administrative expenses		**(2,713,254)**	(2,055,564)	(4,387,917)
Share-based compensation		**(249,182)**	(205,332)	(435,866)
Administrative expenses		**(2,962,436)**	(2,260,896)	(4,823,783)
Other income		**16,679**	76,974	96,199
Operating loss		**(8,103,330)**	(6,695,718)	(15,071,926)
Investment income		**1,026,099**	752,823	1,959,891
Finance costs		**(11,009)**	(2,645)	(5,036)
Loss on ordinary activities before taxation		**(7,088,240)**	(5,945,540)	(13,117,071)
Taxation		**618,631**	550,947	1,211,436
Loss on ordinary activities after taxation, being retained loss for the period		**(6,469,609)**	(5,394,593)	(11,905,635)
Loss per share	2	**(0.05)**	(0.05)	(0.10)

All results relate wholly to continuing activities.

*Restated in accordance with IFRS as per note 1

Consolidated balance sheet

as at 30 June 2005 (unaudited)

	30 June 2005 £'s	30 June 2004 (restated)* £'s	31 December 2004 (restated)* £'s
Non-current assets			
Goodwill	**1,306,091**	1,306,091	1,306,091
Computer software	**62,310**	14,000	51,868
Property, plant and equipment	**1,192,905**	907,403	1,009,102
	2,561,306	2,227,494	2,367,061
Current assets			
Inventories	**327,599**	94,120	331,010
Trade and other receivables	**3,293,963**	2,228,059	2,576,572
Money market investments	**20,000,000**	–	–
Cash and cash equivalents	**20,507,642**	53,738,381	47,256,285
	44,129,204	56,060,560	50,163,867
Total assets	**46,690,510**	58,288,054	52,530,928
Non-current liabilities			
Loans	**465,704**	437,060	493,060
	465,704	437,060	493,060
Current liabilities			
Trade and other payables	**3,638,268**	3,218,897	3,617,473
	3,638,268	3,218,897	3,617,473
Total liabilities	**4,103,972**	3,655,957	4,110,533
Equity			
Share capital	**1,271,609**	1,263,110	1,263,337
Share premium	**49,806,146**	49,350,301	49,430,703
Merger reserve	**36,988,989**	36,988,989	36,988,989
Foreign currency translation reserve	**(20,339)**	(11,371)	(23,194)
Share-based compensation	**714,446**	234,730	465,264
Retained loss	**(46,174,313)**	(33,193,662)	(39,704,704)
Shareholders' funds	**42,586,538**	54,632,097	48,420,395
Total liabilities and equity	**46,690,510**	58,288,054	52,530,928

*Restated in accordance with IFRS as per note 1

Consolidated statement of changes in equity

for the six months ended 30 June 2005 (unaudited)

	Share capital £'s	Share premium £'s	Merger reserve £'s	Foreign currency translation reserve £'s	Share-based compen-sation £'s	Retained loss £'s	Total £'s
Balance as at 31 December 2003 as previously reported	57,751	–	36,988,989	(21,411)	1,911,240	(29,680,911)	9,255,658
Change in accounting policy for share-based compensation	–	–	–	–	(1,881,842)	1,881,842	–
Change of accounting policy on reclassification of preference shares to loans	(50,000)	–	–	–	–	–	(50,000)
Balance as at 31 December 2003 as restated	7,751	–	36,988,989	(21,411)	29,398	(27,799,069)	9,205,658
Exchange differences on translating foreign operations recognised directly in equity	–	–	–	(1,783)	–	–	(1,783)
Share-based compensation	–	–	–	–	435,866	–	435,866
Loss for the year (restated)	–	–	–	–	–	(11,905,635)	(11,905,635)
Total recognised income and expense for the year	–	–	–	(1,783)	435,866	(11,905,635)	(11,471,552)
Issue of share capital	414,535	54,666,080	–	–	–	–	55,080,615
Equity share options issued	1,462	253,695	–	–	–	–	255,157
Bonus issue	839,589	(839,589)	–	–	–	–	–
Share issue expenses	–	(4,649,483)	–	–	–	–	(4,649,483)
Balance as at 31 December 2004	1,263,337	49,430,703	36,988,989	(23,194)	465,264	(39,704,704)	48,420,395
Exchange differences on translating foreign operations recognised directly in equity	–	–	–	2,855	–	–	2,855
Share-based compensation	–	–	–	–	249,182	–	249,182
Loss for the period	–	–	–	–	–	(6,469,609)	(6,469,609)
Total recognised income and expense for the period	–	–	–	2,855	249,182	(6,469,609)	(6,217,572)
Equity share options issued	3,322	205,125	–	–	–	–	208,447
Bonus issue	4,950	(4,950)	–	–	–	–	–
Adjustment of share issue expenses	–	175,268	–	–	–	–	175,268
Balance as at 30 June 2005	**1,271,609**	**49,806,146**	**36,988,989**	**(20,339)**	**714,446**	**(46,174,313)**	**42,586,538**

Consolidated cash flow statement

for the six months ended 30 June 2005 (unaudited)

	Note	**Six months ended 30 June 2005 £'s**	Six months ended 30 June 2004 (restated)* £'s	Year ended 31 December 2004 (restated)* £'s
Net cash outflow from operating activities	3	**(7,483,600)**	(6,214,622)	(14,087,940)
Investing activities	4	**(19,440,679)**	401,700	1,495,902
Financing activities	4	**204,613**	50,389,418	50,692,541
(Decrease)/increase in cash and cash equivalents		**(26,719,666)**	44,576,496	38,100,503
Cash and cash equivalents at beginning of period		**47,256,285**	9,157,565	9,157,565
Effect of exchange rate changes		**(28,977)**	4,320	(1,783)
Cash and cash equivalents at end of period		**20,507,642**	53,738,381	47,256,285

*Restated in accordance with IFRS as per note 1

Notes to the financial information

1 Basis of preparation

The interim financial information has been prepared in accordance with the IFRS accounting policies that are expected to apply in 2005.

These interim financial statements do not constitute statutory financial statements within the meaning of section 240 of the Companies Act 1985. Results for the six month periods ended 30 June 2005 and 30 June 2004 have not been audited. The results for the period 30 June 2004 and 31 December 2004, and the balance sheets at those dates, have been restated in accordance with the accounting principles applied by the Company as set out in the Appendix.

Copies of the interim results for the six months ended 30 June 2005 are being sent to all shareholders. Details can also be found on the Company's website at www.arktherapeutics.com.

2 Loss per share

IAS 33 "Earnings per share" requires presentation of diluted earnings per share when a company could be called upon to issue shares that would decrease net profit or increase net loss per share. For a loss making company with outstanding share options, net loss per share would only be increased by the exercise of out-of-money options. Since it seems inappropriate to assume that option holders would exercise out-of-money options, no adjustment has been made to diluted loss per share for out-of-money share options.

The calculation of basic and diluted loss per ordinary share is based on the loss of £6,469,609 for the six months ended 30 June 2005 (six months ended 30 June 2004: £5,394,593; year ended 31 December 2004: £11,905,635) and on 126,463,186 ordinary shares (30 June 2004: 111,124,401; 31 December 2004: 119,019,359) being the weighted average number of ordinary shares in issue.

3 Reconciliation of operating loss to net cash outflow from operating activities

	Six months ended 30 June 2005 £'s	Six months ended 30 June 2004 (restated)* £'s	Year ended 31 December 2004 (restated)* £'s
Operating loss	**(8,103,330)**	(6,695,718)	(15,071,926)
Depreciation charge	**194,527**	85,790	270,553
Increase in accounts receivable	**(609,873)**	(527,655)	(379,379)
Decrease/(increase) in inventories	**3,410**	(84,920)	(321,810)
Increase in accounts payable	**44,206**	802,549	978,756
Share-based compensation	**249,182**	205,332	435,866
Net cash outflow from operations	**(8,221,878)**	(6,214,622)	(14,087,940)
Research and development tax credit received	**738,278**	–	–
Net cash outflow from operating activities	**(7,483,600)**	(6,214,622)	(14,087,940)

4 Analysis of cash flows for investing activities and financing

	Six months ended 30 June 2005 £'s	Six months ended 30 June 2004 (restated)* £'s	Year ended 31 December 2004 (restated)* £'s
Investing activities			
Interest received	**948,093**	615,608	1,936,634
Purchases of money market investments	**(20,000,000)**	–	–
Purchases of property, plant and equipment	**(370,599)**	(199,908)	(388,864)
Purchases of computer software	**(18,173)**	(14,000)	(51,868)
Net cash (outflow)/inflow from investing activities	**(19,440,679)**	401,700	1,495,902
Financing			
Issue of shares	**227,098**	50,393,807	50,686,289
Repayment of loans	**(22,485)**	(22,425)	(72,603)
New loans	**–**	18,036	78,855
Net cash inflow from financing	**204,613**	50,389,418	50,692,541

*Restated in accordance with IFRS as per note 1

Independent review report to Ark Therapeutics Group plc

Introduction
We have been instructed by the Company to review the financial information for the six months ended 30 June 2005 which comprises the income statement, balance sheet, statement of changes in equity, cash flow statement and related notes 1 to 4. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

International Financial Reporting Standards
As disclosed in the Appendix, the next annual financial statements of the Group will be prepared in accordance with International Financial Reporting Standards as adopted for use in the EU. Accordingly, the interim report has been prepared in accordance with the recognition and measurement criteria of IFRS and the disclosure requirements of the Listing Rules. The accounting policies are consistent with those that the Directors intend to use in the annual financial statements.

Review work performed
We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the UK. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2005.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants

Cambridge
30 August 2005

Notes: A review does not provide assurance on the maintenance and integrity of the website, including controls used to achieve this, and in particular on whether any changes may have occurred to the financial information since first published. These matters are the responsibility of the Directors but no control procedures can provide absolute assurance in this area.

Legislation in the UK governing the preparation and dissemination of financial information differs from legislation in other jurisdictions.

Reporting under International Financial Reporting Standards (IFRS)

From December 2005 Ark Therapeutics Group plc will produce its consolidated report and accounts in accordance with IFRS. This financial information has been prepared on the basis of the IFRS expected to be applicable at 31 December 2005. These standards are subject to ongoing review and endorsement by the EU or possible amendment by interpretive guidance from the IASB and are therefore still subject to change. We will update our restated information for any such changes when they are made.

The commentary below highlights the key changes that have arisen due to the transition from reporting under UK GAAP to reporting under IFRS. The Group's date of transition to IFRS is 1 January 2004, which is the beginning of the comparative period for the 2005 financial year. Therefore the opening balance sheet for IFRS purposes is that reported at 1 January 2004 as amended for changes due to IFRS.

The UK GAAP financial information contained in this document does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985. The auditors have issued unqualified opinions on the Group's UK GAAP financial statements for the years ended 31 December 2003 and 31 December 2004.

This interim financial report is the first to be prepared under IFRS. The comparative figures have been prepared on the same basis and are therefore restated from those previously reported under UK GAAP. To help understand the impact of the transition, reconciliations have been produced to show the changes made to statements previously reported under UK GAAP in arriving at the equivalent statements under IFRS. The following are the five unaudited reconciliations which are included in this Appendix.

1. Consolidated balance sheet at 1 January 2004
2. Consolidated income statement for the year to 31 December 2004
3. Consolidated balance sheet at 31 December 2004
4. Consolidated income statement for the six months to 30 June 2004
5. Consolidated balance sheet at 30 June 2004

The income statement for the six months to 30 June 2005 and the balance sheet at that date are reported under IFRS. As they have not previously been reported under UK GAAP no reconciliation to IFRS is required.

Key accounting policy changes are included within this report. A full set of IFRS accounting policies will be published in the Group's report and accounts for the year to 31 December 2005.

The net effect of presenting the 2004 full year financial statements under IFRS rather than UK GAAP is to decrease the loss after tax reported from £12.8 million to £11.9 million and increase net assets from £47.2 million to £48.4 million. The changes have no impact on the cash flows previously reported. The key areas of change are outlined below.

First time adoption

IFRS 1 "First Time Adoption of International Financial Reporting Standards" sets out the approach to be followed when IFRS are applied for the first time. As a general principle, IFRS 1 requires that accounting policies are to be applied retrospectively although IFRS 1 provides a number of optional exceptions where the cost of compliance is deemed to exceed the benefits to users of the financial statements. Where applicable, the options selected by management under IFRS 1 are set out in the explanatory notes below.

Business combinations

The method of accounting for business combinations under IFRS is significantly different in a number of areas from that previously applied under UK GAAP.

The most significant differences arise from the requirement under IFRS to bring all the assets and liabilities of acquired entities into the consolidated financial statements at fair value, including intangible assets which would not meet the criteria had they been internally developed. Under IFRS, management considers it probable that, in respect of future acquisitions, more intangible assets will be recognised separately from goodwill – including patents, technology, in-process research and development, trade names, customer relationships – which will result in a corresponding reduction in initial goodwill recognised relative to other intangible assets after the date of transition compared to UK GAAP.

Under IFRS 1, the Group may elect not to apply IFRS 3 "Business Combinations" retrospectively to transactions occurring prior to the date of transition to IFRS and management has elected to take this exemption. The carrying amount of goodwill in the opening IFRS balance sheet is that recorded under UK GAAP at the date of transition. As from the date of transition goodwill is not amortised but subject to annual tests for impairment.

Research and development

No adjustment is required in respect of research and development expense. A full accounting policy is set out in the summary of significant accounting policies in this Appendix.

Cumulative translation differences

Translation differences arise from the consolidation of the results of foreign operations at the average rate and the balance sheet at the year-end rate of exchange. UK GAAP does not require these translation differences to be separately identified and accounted for in subsequent disposal of foreign operations. Under IFRS the translation differences arising are separately recorded in equity, net of any movements on related hedging instruments. On disposal of a foreign operation, the cumulative translation differences for the foreign operation are transferred to the income statement as part of the gain or loss on disposal.

Deferred tax

Under UK GAAP deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more tax. Under IFRS, the change to the balance sheet liability method gives rise to a number of GAAP differences. The amortisation of any asset under IFRS corresponds to the build up of the liability under UK GAAP.

Deferred tax adjustments are also required in respect of other accounting adjustments reflected in the transition to IFRS, principally against share option expense.

Share-based payment

IFRS require the fair value of all share-based payments to be charged against the income statement over their respective vesting periods. Share-based payments include executive and employee share option schemes. Fair value is determined at the date of grant and is calculated using an appropriate option pricing model. Under UK GAAP, an expense was recorded in respect of share option grants based upon their intrinsic value. In restating the financial results of the Company under IFRS, expenses previously recorded under UK GAAP relating to the intrinsic value of share-based payments have been reversed and an expense has been recorded based upon the fair value of share option grants.

Reconciliation of the consolidated balance sheet and equity

as at 1 January 2004

	Accounting policy changes under IFRS				
	As reported under UK GAAP £'s	Goodwill amortisation reversal £'s	Share-based payment charge £'s	Other £'s	IFRS £'s
Non-current assets					
Goodwill	1,306,091	–	–	–	1,306,091
Computer software	–	–	–	358	358
Property, plant and equipment	834,838	–	–	(358)	834,480
	2,140,929	–	–	–	2,140,929
Current assets					
Inventories	9,200	–	–	–	9,200
Trade and other receivables	1,017,536	–	–	–	1,017,536
Cash and cash equivalents	9,157,565	–	–	–	9,157,565
	10,184,301	–	–	–	10,184,301
Total assets	12,325,230	–	–	–	12,325,230
Non-current liabilities					
Loans	486,808	–	–	–	486,808
	486,808	–	–	–	486,808
Current liabilities					
Trade and other payables	2,582,764	–	–	50,000[1]	2,623,764
	2,582,764	–	–	50,000	2,623,764
Total liabilities	3,069,572	–	–	50,000	3,119,572
Equity					
Share capital	7,751	–	–	–	7,751
Preference share capital	50,000	–	–	(50,000)[1]	–
Merger reserve	36,988,989	–	–	–	36,988,989
Foreign currency translation reserve	(21,411)[2]	–	–	–	(21,411)
Share-based compensation	1,911,240[2]	–	(1,881,842)	–	29,398
Retained loss	(29,680,911)[2]	–	1,881,842	–	(27,799,069)
Shareholders' funds	9,255,658	–	–	(50,000)	9,205,658
Total liabilities and quity	12,325,230	–	–	–	12,325,230

(1) relates to redeemable preference shares reclassified under IFRS as current liabilities.

(2) these amounts total £27,791,082 as reported as "Profit and Loss Account" under UK GAAP. They are now required to be disclosed separately under IFRS.

Reconciliation of the consolidated income statement

for the year ended 31 December 2004 (unaudited)

	Accounting policy changes under IFRS			
	As reported under UK GAAP £'s	Goodwill amortisation reversal £'s	Shared-based payment charge £'s	IFRS £'s
Revenue	154,353	–	–	154,353
Cost of sales	(45,401)	–	–	(45,401)
Gross profit	108,952	–	–	108,952
Research and development expenses	(9,147,324)	–	–	(9,147,324)
	(9,038,372)	–	–	(9,038,372)
Selling, marketing and distribution costs	(1,305,970)	–	–	(1,305,970)
Other administrative expenses	(5,641,761)[2]	1,253,844	–	(4,387,917)
Share-based compensation	(95,502)	–	(340,364)	(435,866)
Administrative expenses	(5,737,263)	1,253,844	(340,364)	(4,823,783)
Other income	96,199[2]	–	–	96,199
Operating loss	(15,985,406)	1,253,844	(340,364)	(15,071,926)
Investment income	1,959,891[1]	–	–	1,959,891
Finance costs	(5,036)[1]	–	–	(5,036)
Loss on ordinary activities before taxation	(14,030,551)	1,253,844	(340,364)	(13,117,071)
Taxation	1,211,436	–	–	1,211,436
Loss on ordinary activities after taxation, being retained loss for the period	(12,819,115)	1,253,844	(340,364)	(11,905,635)

(1) these amounts total £1,954,855 as reported as "Net interest receivable" under UK GAAP. They are now required to be disclosed separately under IFRS.

(2) exchange losses of £67,909 previously disclosed within "Other income" have been reallocated to "Other administrative expenses".

Reconciliation of the consolidated balance sheet and equity

as at 31 December 2004

		Accounting policy changes under IFRS			
	As reported under UK GAAP £'s	Goodwill amortisation reversal £'s	Shared-based payment charge £'s	Other £'s	IFRS £'s
Non-current assets					
Goodwill	52,247	1,253,844	–	–	1,306,091
Computer software	–	–	–	51,868	51,868
Property, plant and equipment	1,060,970	–	–	(51,868)	1,009,102
	1,113,217	1,253,844	–	–	2,367,061
Current assets					
Inventories	331,010	–	–	–	331,010
Trade and other receivables	2,576,572	–	–	–	2,576,572
Cash and cash equivalents	47,256,285	–	–	–	47,256,285
	50,163,867	–	–	–	50,163,867
Total assets	51,277,084	1,253,844	–	–	52,530,928
Non-current liabilities					
Loans	493,060	–	–	–	493,060
	493,060	–	–	–	493,060
Current liabilities					
Trade and other payables	3,617,473	–	–	–	3,617,473
	3,617,473	–	–	–	3,617,473
Total liabilities	4,110,533	–	–	–	4,110,533
Equity					
Share capital	1,263,337	–	–	–	1,263,337
Share premium	49,430,703	–	–	–	49,430,703
Merger reserve	36,988,989	–	–	–	36,988,989
Foreign currency translation reserve	(23,194)(1)	–	–	–	(23,194)
Share-based compensation	2,006,742(1)	–	(1,541,478)	–	465,264
Retained loss	(42,500,026)(1)	1,253,844	1,541,478	–	(39,704,704)
Shareholders' funds	47,166,551	1,253,844	–	–	48,420,395
Total liabilities and equity	51,277,084	1,253,844	–	–	52,530,928

(1) these amounts total £40,516,478 as reported as "Profit and Loss Account" under UK GAAP. They are now required to be disclosed separately under IFRS.

Reconciliation of the consolidated income statement

for the six months ended 30 June 2004 (unaudited)

	Accounting policy changes under IFRS			
	As reported under UK GAAP £'s	Goodwill amortisation reversal £'s	Shared-based payment charge £'s	IFRS £'s
Revenue	26,980	–	–	26,980
Cost of sales	(9,522)	–	–	(9,522)
Gross profit	17,458	–	–	17,458
Research and development expenses	(3,933,353)	–	–	(3,933,353)
	(3,915,895)	–	–	(3,915,895)
Selling, marketing and distribution costs	(595,901)	–	–	(595,901)
Other administrative expenses	(2,682,486)(2)	626,922	–	(2,055,564)
Share-based compensation	(43,836)	–	(161,496)	(205,332)
Administrative expenses	(2,726,322)	626,922	(161,496)	(2,260,896)
Other income	76,974(2)	–	–	76,974
Operating loss	(7,161,144)	626,922	(161,496)	(6,695,718)
Investment income	752,823(1)	–	–	752,823
Finance costs	(2,645)(1)	–	–	(2,645)
Loss on ordinary activities before taxation	(6,410,966)	626,922	(161,496)	(5,945,540)
Taxation	550,947	–	–	550,947
Loss on ordinary activities after taxation, being retained loss for the period	(5,860,019)	626,922	(161,496)	(5,394,593)

(1) these amounts total £750,178 as reported as "Finance income (net)" under UK GAAP. They are now required to be disclosed separately under IFRS.

(2) exchange losses of £46,826 previously disclosed within "Other income" have been reallocated to "Other administrative expenses".

Reconciliation of the consolidated balance sheet and equity

as at 30 June 2004

		Accounting policy changes under IFRS			
	As reported under UK GAAP £'s	Goodwill amortisation reversal £'s	Shared-based payment charge £'s	Other £'s	IFRS £'s
Non-current assets					
Goodwill	679,169	626,922	–	–	1,306,091
Computer software	–	–	–	14,000	14,000
Property, plant and equipment	921,403	–	–	(14,000)	907,403
	1,600,572	626,922	–	–	2,227,494
Current assets					
Inventories	94,120	–	–	–	94,120
Trade and other receivables	2,228,059	–	–	–	2,228,059
Cash and cash equivalents	53,738,381	–	–	–	53,738,381
	56,060,560	–	–	–	56,060,560
Total assets	57,661,132	626,922	–	–	58,288,054
Non-current liabilities					
Loans	437,060	–	–	–	437,060
	437,060	–	–	–	437,060
Current liabilities					
Trade and other payables	3,218,897	–	–	–	3,218,897
	3,218,897	–	–	–	3,218,897
Total liabilities	3,655,957	–	–	–	3,655,957
Equity					
Share capital	1,263,110	–	–	–	1,263,110
Share premium	49,350,301	–	–	–	49,350,301
Merger reserve	36,988,989	–	–	–	36,988,989
Foreign currency translation reserve	(11,371)(1)	–	–	–	(11,371)
Share-based compensation	2,101,873(1)	–	(1,867,143)	–	234,730
Retained loss	(35,687,727)(1)	626,922	1,867,143	–	(33,193,662)
Shareholders' funds	54,005,175	626,922	–	–	54,632,097
Total liabilities and equity	57,661,132	626,922	–	–	58,288,054

(1) these amounts total £33,597,225 as reported as "Profit and Loss Account" under UK GAAP. They are now required to be disclosed separately under IFRS.

Summary of significant accounting policies

The significant accounting policies adopted in the preparation of the Group's IFRS statements are set out below:

Basis of preparation

Results for the six month periods ended 30 June 2005 and 30 June 2004 have not been audited. The results for the periods ended 30 June 2004 and 31 December 2004, and the balance sheets at those dates and the opening balance sheet at 1 January 2004, have been restated in accordance with the accounting principles applied by the Company as detailed below. Subject to EU endorsement of outstanding standards and no further changes from the IASB this information is expected to form the basis for comparatives when reporting financial results for 2005, and for subsequent reporting periods.

The financial statements have been prepared on the historical cost basis except for certain financial assets and liabilities, which are measured at fair value.

The Group financial statements include the financial statements of the Company and all the subsidiaries during the periods reported for the periods during which they were members of the Group.

Intercompany balances between Group businesses are eliminated on consolidation.

Intangible fixed assets

Goodwill

Goodwill recognised under UK GAAP prior to the date of transition to IFRS is stated at net book value at this date. Goodwill recognised subsequent to 1 January 2004 will be capitalised. Goodwill is not amortised but is reviewed for impairment annually.

Computer software

The Group writes off software costs as incurred, except for purchases from third parties in respect of major systems. In such cases these are capitalised and written off over a period of three years from the date of purchase.

Impairment of assets

Goodwill arising on acquisition is allocated to cash-generating units (equivalent to the reported primary business segments). The recoverable amount of the cash-generating unit to which goodwill has been allocated is tested for impairment annually or when events or changes in circumstance indicate that it might be impaired.

The carrying values of property, plant and equipment, and intangibles with finite lives are reviewed for impairment when events or changes in circumstance indicate the carrying value may be impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which it belongs.

Research and development expenditure

The Group considers that the regulatory, technical and market uncertainties inherent in the development of new products mean that internal development costs should not be capitalised as intangible fixed assets until, inter alia, commercial viability of a project is demonstrable and appropriate resource is in place to launch the product. Except in those circumstances, research and development expenditure is expensed.

Property, plant and equipment

Property, plant and equipment is stated at cost net of depreciation and provision for impairment. Depreciation is provided on all property, plant and equipment at rates calculated to write off the cost, less estimated residual value, of each asset on a straight line basis over its expected useful life as follows:

Leasehold improvements	lower of 5 years or the useful economic life of the lease
Laboratory equipment and plant and machinery	20% per annum
Office equipment	33.33% per annum

Foreign currencies

Transactions of Group companies denominated in foreign currencies are translated into sterling at the rates ruling at the dates of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the rates ruling at that date or, if appropriate, at the forward contract rate.

The results of overseas operations are translated at the average rates of exchange during the period and their balance

sheets at the rates ruling at the balance sheet date. Exchange differences arising on translation of the opening net assets and results of operations and on foreign currency borrowings are reported in the foreign currency translation reserve.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. All other exchange differences are included in the income statement.

Leases

Assets held under finance leases, which confer rights and obligations similar to those attached to owned assets, are capitalised as property, plant and equipment and are depreciated over the shorter of the lease terms and their useful lives. The capital elements of future lease obligations are recorded as liabilities, while the interest elements are charged to the income statement over the period of the leases to produce a constant rate of charge on the balance of capital repayments outstanding. Hire purchase transactions are dealt with similarly, except that assets are depreciated over their useful lives.

Rentals under operating leases are charged on a straight-line basis over the lease term, even if the payments are not made on such a basis.

Taxation

Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary timing differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary difference can be utilised. Their carrying amount is reviewed at each balance sheet date on the same basis.

Deferred tax is measured on an undiscounted basis, and at the tax rates that are expected to apply in the period in which the asset or liability is settled. It is recognised in the income statement except when it relates to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity.

Revenue recognition

Revenue comprises the value of sales (excluding VAT and similar taxes and trade discounts and intra-group transactions) and income derived from product sales, licence fees, contract research fees and development milestone payments receivable from third parties in the normal course of business. Revenue from product sales is recognised on delivery of the product. Non-refundable licence fees are recognised over the term of the licence, except where the earnings process is considered to be complete, in which case the revenue is recognised in full at that time.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost comprises purchase price recorded on a first-in first-out basis. Net realisable value is based on estimated selling price less costs of disposal. Provision is made for obsolete, slow-moving or defective items where appropriate.

Post retirement benefits

The Group makes contributions to employees' personal pension plans which are defined contribution schemes. The amount charged to the income statement in respect of pension costs is the contribution payable in the year. Differences between contributions payable in the year and contributions actually paid are shown either as accruals or prepayments in the balance sheet.

Government grants

Government grants relating to property, plant and equipment are treated as deferred income and released to the income statement over the expected useful lives of the assets concerned. Other grants are credited to the income statement as the related expenditure is incurred.

Share-based payments

The Group operates a number of executive and employee share schemes. For all grants of share options and awards, the fair value as at the date of grant is calculated using an option pricing model and the corresponding expense is recognised over the vesting period.

The Group has taken advantage of the transitional provisions of IFRS 2 in respect of equity-settled awards and has applied IFRS 2 only to equity-settled awards granted after 7 November 2002.



Ark Therapeutics Group plc
79 New Cavendish Street
London W1W 6XB
Tel: +44 (020) 7388 7722
Fax: +44 (020) 7388 7805
www.arktherapeutics.com